SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRUDENTIAL PLC

(the “Company”)

9 March 2010

2009 Audit and Final Dividend

On 1 March 2010, the Company issued its Preliminary Results Announcement for the year ended 31 December 2009. The announcement contained the unaudited results of the Company.

On 8 March 2010, the Company’s auditor, KPMG Audit Plc, delivered an unqualified report on the Company’s financial statements for the year ended 31 December 2009. The results within these financial statements are unchanged from those published on 1 March 2010.

The annual report of the Company will be published on the Company’s website on 7 April 2010.

As indicated in the Preliminary Results Announcement, the Board recommends a final dividend of 13.56 pence per share, to bring the 2009 full year dividend to 19.85 pence per share, a 5% increase on the 2008 level.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Contact name for Enquiries

Sylvia Edwards, Assistant Group Secretary 020 7548 3826

Company official responsible for making notification

Clive Burns, Head of Group Secretariat 020 7548 3805

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ CLIVE BURNS

Clive Burns
Head of Secretariat